Exhibit 12.1

SYNCHRONY FINANCIAL

Ratio of Earnings to Fixed Charges

	Pro Forma	Historical	Pro Forma	Historical
	Three Months Ended March 31,	Three Months Ended March 31,	Year Ended December 31,	Year Ended December 31,
	2014	2014	2013	2013	2012	2011	2010	2009
(in millions, except ratios)
Earnings (a)	$839	$890	$2,907	$3,142	$3,376	$3,010	$2,029	$695
Plus:
Interest included in expense (b)	224	182	900	703	694	884	1,051	799
Amortization of debt expense and discount or premium on indebtedness	11	8	51	39	51	48	43	41
One third of rental expense (c)	5	5	17	17	17	17	20	21

Adjusted “earnings”	$1,079	$1,085	$3,875	$3,901	$4,138	$3,959	$3,143	$1,556

Fixed Charges:
Interest included in expense (b)	$224	$182	$900	$703	$694	$884	$1,051	$799
Amortization of debt expense and discount or premium on indebtedness	11	8	51	39	51	48	43	41
One third of rental expense (c)	5	5	17	17	17	17	20	21

Total fixed charges	$240	$195	$968	$759	$762	$949	$1,114	$861

Ratio of earnings to fixed charges	4.5	5.6	4.0	5.1	5.4	4.2	2.8	1.8

(a)	Earnings before income taxes
(b)	Includes interest on tax deficiencies
(c)	Considered to be representative of interest factor in rental expense